AE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered

Public Accounting Firm Thereon)

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange of 1934.

AE FINANCIAL SERVICES, LLC

Table of Contents

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Sole Member of
AE Financial Services, LLC
Topeka, Kansas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AE Financial Services, LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Forvis Mazars, LLP

We have served as the Company's auditor since 2021.

Kansas City, Missouri
February 27, 2025

AE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	1,134,420
Accounts receivable		3,877
Other receivables		206,584
Prepaid expenses		75,299
Total assets	$	1,420,180

Liabilities and Member's Equity

Accounts payable	$	76,248
Accrued commission and fees payable		219,560
Total liabilities		295,808
Member's equity		1,124,372
Total liabilities and member's equity	$	1,420,180

The accompanying notes are an integral part of the statement of financial condition.

AE FINANCIAL SERVICES, LLC

Notes to Statement of Financial Condition

December 31, 2024

(1) Organization and Nature of Business

(a) Organizational Matters

AE Financial Services, LLC ("Company"), a Kansas Limited Liability Company, is registered as a broker-dealer. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of AEFS Holdings, LLC.

The Company provides securities investment services as an introducing broker-dealer. The Company has a clearing relationship with National Financial Services, LLC, which is fully disclosed.

The Company is registered with the Securities and Exchange Commission under The Securities Exchange Act of 1934. The Company will service registered representatives and clients that are referred from related parties, AE Wealth Management, LLC (AEWM) and Advisors Excel, LLC (AE). The Company was formed to provide additional services and products to the registered representatives and clients already being served by these related parties.

(2) Summary of Significant Accounting Policies

(a) Estimates and Assumptions

These financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements.

(b) Cash and Restricted Cash

The Company considers all highly liquid investments, not required to be segregated under federal or other regulations, with remaining maturities of three months or less to be cash equivalents. There were no restrictions on cash and cash equivalents as of December 31, 2024. Included in cash is a deposit of $100,000 on deposit with the Company's clearing firm. This deposit is considered an allowable asset and is not restricted.

(c) **Accounts Receivable and Other Receivables**

Accounts receivable and other receivables are carried at the original amount less an allowance for credit losses, which is based on the current economic conditions, forecast factors, and other relevant factors. The Other receivables primarily represent commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. Accounts receivable and other receivables are written off when all economic means of recovery have been exhausted. Recoveries of accounts receivable and other receivables previously written off are recorded when received.

(d) Liabilities

Accrued commission payable consist of commission expense due to registered representatives.

Accounts payable consists of amounts owed to related parties and third party provider for professional services.

(e) State Taxes

The Company is organized as a limited liability company, which is not a taxpaying entity for federal or certain state income tax purposes. In general, the Company is not subject to income taxes as the members report their distributive share of taxable income on their respective income tax returns. However, the Company incurs certain state taxes in those states that do not recognize pass-through entities. The Company has open tax years from December 31, 2021 to December 31, 2024 with federal and state taxing authorities. The Company is not aware of any uncertain tax positions.

(f) Fair Value Measurement

Accounting Standards Codification Topic 820, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

- Level 2 inputs – Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

- Level 3 inputs – Unobservable inputs for the asset or liability

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels of the fair value hierarchy are recognized on the date of the event or change in circumstances that caused the transfer.

The fair values of the financial instruments represent the Company's best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The carrying amounts of certain financial assets and liabilities approximate fair values because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, accounts receivable, other receivables, accounts payable, accrued commission and advisory expenses payable, and accrued fees.

(g) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties to not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(h) Subsequent Events

Management has evaluated subsequent events through February 27, 2025, the date the financial statements were issued.

No subsequent events were noted that required adjustment to, or disclosure within, the financial statements.

(3) Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, providing securities investment services as an introducing broker-dealer. The Company has identified its two Owners as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and presented in the Statement of Financial Condition. The company derived 55% of its total revenues from a single external customer in 2024.

(4) Net Capital Requirement

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness, whichever is higher.

At December 31, 2024, the Company had net capital of $1,049,073, which was $999,073 in excess of its required minimum net capital and the ratio of aggregate indebtedness to net capital was 28.20%.

(5) Related Party Transactions

The Company was created to provide additional products and services to registered representatives and clients from related parties, AEWM and AE. The Company exists to benefit the relationships already established and new recruiting efforts to the related parties.

The Company entered into an expense sharing agreement with AE Wealth Management Services, LLC to receive affiliation fee revenue to help offset the costs of license registrations, software usage, network file system administration, professional audit and legal services and compliance supervision, and other expenses related directly to the office.

The Company has entered into an expense sharing agreement with AE Management Services, LLC (AEMS), an affiliated company, whereby AEMS may provide certain administrative services to the Company. These services may include computer equipment, software service and license fees, and professional services including general administrative, accounting and finance, human resources, IT, legal, and regulatory compliance. As of December 31, 2024, $38,397 was due to AEMS for these services.

The Company has an expense sharing arrangement with AE, an affiliated company, whereby AE provides office space, office maintenance and janitorial services, office supplies, furniture, fixtures & equipment,

utilities, telecommunications, and other expenses directly related to the office. As of December 31, 2024, $9,700 was due to AE for these services.

The Company also issued reimbursements to AE Managements services, as of December 31, 2024, $75 was due to AEMS for these reimbursements.

The Company also issued reimbursements to AE, as of December 31, 2024, $113 was due to AE for these reimbursements.

The Company issued reimbursements to AEWM, as of December 31, 2024, $879 was included in prepaid expenses for these reimbursements.

(6) Contingencies

From time to time, the Company is involved in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any of the legal proceedings will have a material impact on the financial position, results of operations, or cash flows; however, litigation is subject to uncertainty, and the outcome of individually litigated matters is not predictable with assurance.